                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         Form the month of December 2001

                               GeoCan Energy Inc.
                 (Translation of registrant's name into English)

              Suite 800, 717-7th Ave SW, Calgary, AB Canada T2P OZ3
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          FORM 20-F   X   FORM 40-F
                                    -----           -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No   X
    -----           -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.

                                 [GEOCAN LOGO]

REPORT TO SHAREHOLDERS - SECOND QUARTER 2002

GEOCAN is pleased to announce higher production and revenues for the six months ended September 30th, 2001 together with advancements in its operations in Canada and internationally. As a result of a number of corporate initiatives, the company continues to position itself to become a larger player in both the Canadian and international petroleum arena.

CORPORATE SUMMARY OF ACTIVITIES - The Company took great strides during the quarter, moving forward on several fronts in implementing its growth strategy. In Canada, this strategy included the continual optimization of existing producing assets, including a focused effort on the Tomahawk and Carrot Creek area that closed in the first quarter, as well as ongoing evaluations of asset acquisitions and corporate mergers. Internationally, energy was focused on advancing the company's efforts in both the United States and the Czech Republic.

Pursuant to the company's June 27th 20F filing with the Securities and Exchange Commission (SEC), we are responding to comments. Upon completion of the filing we expect to proceed to a National Association of Securities Dealers (NASD) OTC BB listing application. Access to U.S. investors through this listing will prove invaluable as we proceed with company plans in Canada and internationally.

Effective August 29th 2001 a wholly owned limited liability company, GEOCAN Energy CZ s.r.o. was established in Ostrava, Czech Republic. GEOCAN Energy CZ s.r.o. will be instrumental in allowing its parent company to take advantage of local tax and regulatory conditions offered under the Czech Republic Commercial Code. The subsidiary became fully operational on October 25th and holds all the Czech interests and assets of the parent company, GEOCAN Energy Inc. within the country. GEOCAN Energy CZ s.r.o. has now established its corporate bank accounts at the Komercni banka, the country's second largest commercial bank. In July 2001, Komercni banka was fully privatized, its operations are now controlled by the leading French bank, Societe Generale which acquired a 60% interest in the Komercni banka in July 2001.

In order to facilitate our growth strategy and as discussed in our First Quarter Report to Shareholders, management has initiated a plan to raise its first significant equity since the company was formed in 1998. Subsequent to the end of the quarter, the Company signed an Agency Agreement with Research Capital Corporation of Calgary to sell a combination Flow-Through and Common share Unit through an Offering Memorandum on a private placement basis. This agreement proposes to raise up to $1,800,000 through this Unit Offering priced at $2.25 per unit. Each Unit is comprised of two Flow-Through shares valued at $0.80 each and one Common share valued at $0.65. As well, an additional $1,000,000 is anticipated to be raised on a Flow-Through only basis priced at $0.80 per share, this will be available to sophisticated investors only. These proceeds will immediately go to funding high working interest, in-house projects that the exploration and production departments have identified. These projects are very attractive vis-a-vis their low level of risk and low finding and development costs.

CANADIAN OPERATIONS - At Tomahawk, pipeline construction resulted in the connection of the 16-35-52-7W5 well. The well is producing about 350 mcf/day (290 mcf/d net). Payout of this project is expected within 12 months. Exit rates for the period increases by 191 boepd up 117% over the same period last year. Approximately 90% of the increase was a result of the Tomahawk Carrot Creek acquisition together with the aforementioned 16-35-52-7W5 well. The balance of the production increase was in the Lloydminster heavy oil core area.

A new water disposal well at our S.E. Saskatchewan Huntoon property has now been tied into the Huntoon facility. Production rates have almost returned to prior levels with the new well providing the extra capacity to dispose of all of the water production from the area.

INTERNATIONAL - Prior to drilling our first well in the Czech Republic, the company sold a 17.6471% before payout (BPO) and 15% after payout (APO) interest in the first test well, Postorna 1 on the Breclav block to Nord Gas. Nord Gas is a wholly owned Czech subsidiary of the publicly traded company Carpathian Resources Limited of Perth, Australia. Nord Gas agreed to participate for their share of the well costs as well as their proportionate share of all back costs. In the same transaction, Nord Gas also acquired a 15% interest in the balance of the Breclav block. GEOCAN has retained a controlling 64.7058% BPO interest in the test well (55% APO) and a 55% interest in the balance of the block.

Preparation of the Postorna 1 drilling location was completed in mid October and drilling commenced on November 1. Results of this well are still pending.


National 1320-M rig utilized for drilling of Postorna 1

[PICTURE]

FINANCIAL - Total Company revenues for the first six month were $1,739,567 based on average six month prices of $4.63/mcf for natural gas, $38.29/bbl for light oil and $23.08/bbl for heavy oil. This level of revenue is up 64% when compared to $1,111,765 for the same period last year and is equal to 73% of last year's total revenues.

The Company produced exit volumes of 354 boepd (barrel of oil equivalent per day, natural gas converted at 6:1) in September, up 117% from the same period last year. Production was distributed 45% to oil and 55% to natural gas and natural gas liquids during the six month period.

Royalty expenses (net of ARTC) were $315,816 or $5.75/boe for the six month period, compared to $206,901 or $7.09/boe for the same period last year. Operating costs for the six month period were $562,708 or $10.24/boe compared to $240,946 or $8.25/boe for same period last year. In absolute dollars, the company ran a significantly larger operation compared to the same period last year and increases were primarily a result of workovers and regular maintenance conducted primarily in the Lloydminster and Tomahawk core areas. These per unit costs will be reduced in future quarters through field efficiencies and increased production in all the core areas.

Non-capitalized general and administrative costs for the six months were $394,566 or $7.18/boe compared to $154,404 or $5.29/boe for the six month period last year. Increases were primarily attributable to one time legal, investor communications and accounting expenses in Canada as well as those associated with the company's NASD OTC BB listing process. Increases associated with annual third party engineering and the yearend audit were also incurred versus the same period last year and are the result of a significantly larger operation. Costs associated with completing the management team also impacted the second quarter, albeit minimally.

The Company credit facility of $2,500,000 has been drawn down by $2,180,127 at September 30th. Capital expenditures for the six month period were $829,661 versus $540,076 for the same period last year. Expenditures were focused primarily on reactivating two wells at Tomahawk, together with a pipeline in the Tomahawk area, converting of a water disposal well at Huntoon, acquiring land at Peco, Marsden and Mikwan as well as initial expenditures in the Czech Republic.

Cashflow from operating activities (after G&A) for the six month period decreased 12% from $450,477 to $397,574, translating to $0.07 per share (basic) for the six months. June and July expenditures at Tomahawk/Carrot Creek impeded cashflow to an extent, however this is temporal. With these expenditures now behind the company GEOCAN is only now starting to benefit from significant production and cashflow increases, increases which will continue in the second half of the year. Pretax earnings for the six month period equaled $3,013 (after G&A, interest and DD&A). While this is down from the same period last year, it reflects the costs required to position GEOCAN for the next phase in its growth.

FINAL THOUGHTS - The building blocks are now in place. The necessary personnel, financing, projects and energy are now available with all these facets committed to moving GEOCAN to the next level. Management as well as our dedicated employees welcome the challenge that now lies ahead and we are confident that results will not only be delivered but will be delivered in short order. Once again we would like to thank our shareholders for their continued support.

--------------------------------------------------------------------------------

On behalf of the Board of Directors,


"Wayne Wadley"

Wayne S. Wadley
President & CEO

                                 [GEOCAN LOGO]


Balance Sheet as at


                                       September 30       September 30
                                           2001                2000
                                       -------------      -------------

ASSETS

Current
   Accounts receivable                 $     363,697      $     262,235
   Prepaid expenses                           88,379             38,578
                                       -------------      -------------
                                             452,076            300,813
                                       -------------      -------------

Capital assets - net of depletion          4,711,125          2,949,908
Investments                                   34,000             48,880
                                       -------------      -------------
                                       $   5,197,201      $   3,299,601
                                       =============      =============

LIABILITIES

Current
   Bank indebtedness                   $      85,127      $      15,994
   Accounts payable                          944,655            491,923
                                       -------------      -------------
                                           1,029,782            507,917

Long-term debt                             2,095,000          1,110,000
Future site restoration provision             86,400             27,400
Future income taxes                          369,815            304,076
                                       -------------      -------------
                                           3,580,997          1,949,393
                                       -------------      -------------

Shareholders' Equity

Share capital (note 1)                     1,406,122          1,078,442

Retained earnings                            210,082            271,766
                                       -------------      -------------
                                           1,616,204          1,350,208
                                       -------------      -------------

                                       $   5,197,201      $   3,299,601
                                       =============      =============

See accompanying notes

Approved on behalf of the Board:

                  "Wayne S. Wadley"                     "Brad J.S. Farris"
                  Wayne S. Wadley                          Brad J.S. Farris
                  Director                                 Director
--------------------------------------------------------------------------------

                                  [GEOCAN LOGO]



Statement of Income and Retained Earnings
For the six months ended September 30,

                                                         2001                2000
                                                     -------------      -------------
REVENUE:

   Oil and gas sales                                 $   1,739,567      $   1,111,765
   Less:  Royalties (net of ARTC)                          315,816            206,901
                                                     -------------      -------------
                                                         1,423,751            904,864
                                                     -------------      -------------
EXPENSES:

   Operating                                               562,708            240,946
   General and administration                              394,566            154,404
   Interest on long-term debt                               83,783             59,037
   Depletion, depreciation and site restoration            379,681            238,117
                                                     -------------      -------------
                                                         1,420,738            692,504
                                                     -------------      -------------

INCOME BEFORE INCOME TAXES                                   3,013            212,360

Provision for income taxes (recovery)

   Current                                                      --                 --
   Future                                                       --            103,444
                                                     -------------      -------------

NET INCOME FOR THE YEAR                                      3,013            108,916

Retained earnings, beginning of year                       207,070            162,850
                                                     -------------      -------------
Retained earnings, end of year                       $     210,082      $     271,766
                                                     =============      =============

After tax net earnings per share
   Basic                                             $        0.00      $        0.03
   Fully diluted                                     $        0.00      $        0.03
                                                     =============      =============

                                 [GEOCAN LOGO]


Statement of Cash Flows
For the six months ended September 30,

                                                                 2001                 2000
                                                             -------------       -------------
OPERATING ACTIVITIES:
   Net income for the year                                   $       3,013       $     108,916
      Adjustments to reconcile income from
        Operations to net cash provided:
           Depletion, depreciation and site restoration            379,681             238,117
           Investment writedown                                     14,880                   0
           Future income taxes                                           0             103,444
                                                             -------------       -------------
                                                                   397,574             450,477

      Change in operating assets and liabilities                   661,049             (36,035)
                                                             -------------       -------------
Cash flows from operating activities                             1,058,623             414,442
                                                             -------------       -------------

INVESTING:
   Additions of capital assets                                    (829,661)           (540,076)
   Investment in securities                                         50,000                   0
                                                             -------------       -------------
Cash flows used in investing activities                           (779,661)           (540,076)
                                                             -------------       -------------

FINANCING:
   Proceeds of long-term debt                                     (300,000)            130,000
   Issuance of common shares                                       (10,000)             (1,009)
                                                             -------------       -------------
Cash flows from financing activities                              (310,000)            128,991
                                                             -------------       -------------

Net increase (decrease) in cash and cash equivalents               (31,038)              3,357

Cash and cash equivalents, beginning of year                       (54,089)            (19,351)
                                                             -------------       -------------
Cash and cash equivalents, end of year                       $     (85,127)      $     (15,994)
                                                             =============       =============

CASH FLOW FROM OPERATING ACTIVITIES PER SHARE:

   Basic                                                     $        0.07       $        0.10
   Fully diluted                                             $        0.07       $        0.09
                                                             =============       =============

                                 [GEOCAN LOGO]

Notes to the Financial Statements

1. share capital

a) AUTHORIZED

Unlimited number of Class A voting common shares
Unlimited number of Class B non-voting common shares
Unlimited number of preferred shares issuable in series


b) ISSUED
Class A common shares balance


At September 30, 2001                                #                  $
                                               ------------       ------------

Balance, beginning of year                        5,383,600       $  1,416,122
Issued for cash                                           0                  0
Issued for purchase of oil and gas assets                 0                  0
Normal Course issuers bid purchases                 (12,500)           (10,000)
Issued for cash on exercise of options                    0                  0
Share issuance costs                                     --                 --
                                               ------------       ------------
Total                                             5,371,100       $  1,406,122
                                               ============       ============


c) STOCK OPTIONS

The following stock options are outstanding to certain officers, directors, employees and consultants as of September 30th, 2001.


   Balance                                                                     Exercised       Balance
  March 31     Exercise                                                          During      September 30
    2001        Price         Expiry Date             Issued        Expired    The Period        2001
  --------    ----------    ----------------          ------        -------    ----------    -------------

   548,360    $     0.47    December 4, 2005               0              0             0          548,360
     2,360          0.34    January 24, 2005               0              0             0            2,360
  --------    ----------    ----------------          ------        -------    ----------    -------------
   550,720                                                 0              0             0          550,720
  ========    ==========    ================          ======        =======    ==========    =============

                                 [GEOCAN LOGO]


CORPORATE INFORMATION

Head Office
Suite 800, 717 7th Ave S.W.
Calgary AB
T2P 0Z3
Telephone (403) 261-3851
Fax (403) 261-3834
E-mail: geocan@home.com
Website: www.geocan.com

Bankers
Alberta Treasury Branch
Calgary Main Branch
239 8th Avenue S.W. Calgary AB, T2P 1B9

Transfer Agent and Registrar
Computershare Investor Services
(formerly Montreal Trust Company of Canada)
6th Floor, 530 8th Avenue S.W.
Calgary AB, T2P 3S8

Legal Counsel
Borden Ladner Gervais, Barristers & Solicitors
1000 Canterra Tower
400 - 3rd Ave S.W.
Calgary AB T2P 1B9

Auditors
Davis Daignault Schick & Co.
400, 665 - 8th St S.W.,
Calgary AB, T2P 3K7

Reserves Evaluation Consultants
Sproule Associates Ltd
Calgary, Alberta, Canada

Stock Exchange Listing
The Canadian Venture Exchange (CDNX)
Vancouver, B.C., Canada
Trading Symbol - GCA

Board of Directors
Wayne S. Wadley C.E.T.
William C. Guinan B.B.A. M.B.A. LLB.
Garry W. Lohuis P.Eng
Brad J.S. Farris B.Comm M.Ec.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  GeoCan Energy Inc.
                                                  (Registrant)


Date: December 3, 2001           By: /s/  Wayne S. Wadley                      .
                                     -------------------------------------------
                                                  Wayne S. Wadley
                                       President and Chief Executive Officer